Exhibit 2

                                February 12, 2004


Plains Resources Inc.
700 Milam Street, Suite 2100
Houston, TX 77002
Attn: The Special Committee of
        the Board of Directors


                     Dear Sirs:

           We are pleased to submit our confidential proposal letter whereby Pershing Square Pipeline, Inc. ("the Buyer"), a joint venture to be formed by Leucadia National Corporation and Pershing Square Capital Management, LLC ("Pershing") (and/or any of their respective affiliates) would, subject to the terms and conditions below, acquire 100% of the capital stock of Plains Resources Inc. ("PLX") for a transaction value of approximately $17.60 per share ("the Transaction").

           1. Structure of Acquisition. Subject to the satisfaction of the conditions set forth herein, the Buyer proposes to enter into a definitive merger agreement (the "Merger Agreement") between the Buyer and PLX pursuant to which the Buyer would be merged with and into PLX. In the merger, existing stockholders of PLX will have the opportunity to elect cash and/or newly issued publicly traded securities of the Buyer (the "Buyer Securities") in exchange for their existing PLX securities. We expect that the cash and Buyer Securities to be received in the merger will have a combined value of $17.60 per share, representing a 30% premium to the closing price of PLX prior to the announcement of the management offer, and a 24% premium to management's $14.25 proposal.

           The Buyer Securities will be designed, to the extent possible without resulting in any adverse consequences to the Buyer, to provide holders of the Buyer Securities with returns based upon the income from and value of the Master Limited Partnership ("MLP") units of Plains All American Resources, L.P. ("PAA"). Accordingly, the Buyer Securities are intended to be structured to track the economic characteristics of the MLP units of PAA and will be designed to permit investors who cannot own, or choose not to own MLP securities (for example, mutual funds), the opportunity to participate in the quarterly cash flows and upside of PAA.

           We expect that the Buyer Securities will be listed for trading on the New York Stock Exchange (or another national securities exchange or market) and are expected to pay a quarterly distribution equal to the quarterly per unit distribution paid by PAA, plus an additional distribution of $0.02 per quarter, which would represent an additional annual yield premium of $0.08. Based on the PAA closing price of $31.73 on February 12, 2004, such premium would yield an additional 25 basis points per annum to the holder of Buyer Securities. The Buyer Securities will have a face or liquidation value of $33.00 and a maturity date not less than 20 years after the issuance date.

           At maturity, the Buyer will be obligated to pay the holders of each outstanding Buyer Security, the greater of (i) the face amount of $33.00 or (ii) the market price of one MLP unit of PAA, provided that the Buyer may satisfy its obligations by exchanging MLP units for outstanding Buyer Securities at the then market price of the MLP units. Based upon our further tax or securities law analysis, we reserve the right to adjust the terms of the Buyer Securities and the Transaction generally to address any tax or security law considerations that

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arise, including by providing for one or more different types of Buyer
Securities, and other Transaction modifications, which adjustments shall not, taken as a whole, adversely affect the value to be received by PLX stockholders.

           Approximately $75 million of the merger consideration will be in cash, with the balance in Buyer Securities. In order to accommodate the potentially divergent requirements of existing PLX shareholders, the Merger Agreement will provide shareholders with an election for cash, Buyer Securities, or a combination of the two, subject to proration. In addition, in order to provide additional liquidity to investors who desire a larger portion of merger consideration in cash, the Transaction will include a mechanism whereby PLX shareholders will be able to sell to the Buyer or its assignee on a pro-rata basis up to approximately 2.38 million of Buyer Securities at $31.50 for a total of $75 million on a date which will be for a limited period of time after the closing. Options and other interests convertible into shares of common stock of PLX will be cancelled or exchanged for the economic equivalent of a pro rata share of the merger consideration in accordance with the terms of such securities.

           Since we expect that the Buyer Securities will not be considered an interest in a partnership for tax purposes, owners of Buyer Securities will not receive K-1s, nor will they bear any flow-through income from PAA. In light of the fact that many investors who own shares of PLX do so to participate indirectly in the value of PAA because they are not permitted to own MLP units, we believe that the Buyer Securities will be a superior alternative to PLX stock for existing owners of PLX as well as for other non-MLP investors, particularly because the Buyer Securities, unlike PLX stock, will pay a quarterly cash distribution.

           We anticipate that the Buyer Securities will trade at a premium to PAA units because of several factors: (1) a greater universe of investors will be able to purchase the Buyer Securities rather than PAA units, (2) the number of Buyer Securities outstanding will be limited to approximately 10.9 million (see Buyer PAA Purchase below), and (3) the Buyer Securities will have a 0.25% greater yield than PAA units. If the Buyer Securities were to trade at the same current yield as PAA today, in light of the $0.08 higher annual distribution, we would anticipate that the Buyer Securities would trade at an approximate $1.13 premium to PAA, or $32.86 based on today's $31.73 PAA price.

           Assuming a $32.86 trading value for the Buyer Securities, the value of the transaction to PLX holders assuming a pro-rata distribution of merger consideration would be $17.60 per share. At the $31.50 standby purchase price, the value of the transaction to PLX holders assuming a pro-rata distribution of merger consideration would be $17.00 per share.

           2. Buyer PAA Purchase. Prior to the consummation of the merger, if we so request, PLX will sell at the then market price to the Buyer or its assignee, a sufficient number of PAA units held by PLX (estimated to be approximately 1.5 million units) to generate up to approximately $50 million ("Buyer PAA Purchase") in net cash consideration in a transaction designed to be tax efficient, taking into account PLX's tax profile. These funds will be used in part to fund the merger consideration.

           3. Definitive Merger Agreement. The terms of the Merger Agreement shall embody the terms substantially as set forth in this letter agreement and shall include customary representations, warranties, terms and conditions, indemnification provisions and a customary "fiduciary out" provision permitting PLX to terminate such agreement in the event of a superior proposal and upon payment to the Buyer of a termination fee in an amount equal to $12,000,000.


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           4. Conditions Precedent

           The willingness of the Buyer to execute and deliver a mutually acceptable Merger Agreement shall be subject to the prior satisfaction of each of the following conditions:

           a. Board Approval. The authorization and approval of the board of directors of Leucadia National Corporation.

           b. Due Diligence. Buyer's entire satisfaction, in its sole discretion, with the results of Buyer's commercial, tax, accounting, financial and legal (including a litigation review) due diligence investigation of PLX and PAA, which Buyer is prepared to commence promptly after your execution of this letter agreement. In order to assist such due diligence, PLX and its affiliates shall provide Buyer and its affiliates and their respective representatives full and free access, at reasonable times and upon reasonable notice, to their properties, personnel, contracts, books, records and any other document or information that they may request, including, all correspondence with governmental entities and all documents in or regarding any litigation or regulatory proceeding to which PLX or PAA is subject.

           5. Non-Disclosure. From and after the date hereof and prior to the execution and delivery of the Merger Agreement, except as may be required by law or stock exchange rule, neither PLX nor the Special Committee shall make any press release or other public disclosure in respect of the existence or terms of
(x) this letter agreement or the letter agreement dated February 12, 2004 (the "Expense Letter") among Pershing, the Special Committee and PLX or (y) the transactions contemplated hereby or thereby without the prior written consent of the Buyer. PLX and the Special Committee shall take no action that would require PLX or the Special Committee to make any such public disclosure. In addition, without the prior written consent of the Buyer, PLX and the Special Committee will not, and shall cause its directors, officers, employees, and its financial, legal and accounting advisors, consultants, engineers, appraisers and commercial bank lenders (collectively, the "Representatives") not to, disclose to any person other than the Representatives of the Special Committee or PLX (a) the fact that any investigations, discussions or negotiations are taking place concerning a possible Transaction with the Buyer or its affiliates and PLX, or
(b) any of the terms, conditions or other facts, including the proposed structure, with respect to the possible Transaction. Without limiting any other provision of this letter agreement, you shall cause your Representatives to act in accordance with this agreement and PLX shall be responsible and liable for any and all breaches of this agreement by the Representatives of the Special Committee or PLX.

           6. Counterparts. This letter agreement may be signed in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute but one and the same agreement.

           7. Expenses. The parties shall negotiate in good faith and enter into an additional expense reimbursement agreement with respect to the Buyer's additional transaction and due diligence expenses.

           8. Termination. This letter agreement is terminable at will by either party upon written notice to the other party; provided, however, that the provisions in numbered paragraphs 5, 7, 9 and 10 shall survive the termination of this letter agreement.

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           9. Governing Law. THIS LETTER AGREEMENT SHALL BE CONSTRUED AND
INTERPRETED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

           10. Effect of Agreement. Only the provisions of paragraphs 5, 7, 8, 9 and this paragraph 10 and the Expense Letter constitute legally binding obligations.

           Subject to the preceding paragraph, this letter agreement constitutes only a general non-binding expression of interest on the part of Buyer and is not intended to, and does not, create a legally binding commitment or obligation on the part of Buyer or any of its affiliates. The creation of such a legally binding commitment or obligation is subject, among other things, to the satisfaction of the conditions specified above. It is understood that, subject to the preceding paragraph, neither of the parties hereto shall be legally bound to the other by reason of this letter agreement, nor shall rights, liabilities or obligations arise as a result of this letter agreement or any other written or oral communications between the parties hereto.

           11. Complete Agreement; No Third-Party Beneficiaries. Until the signing of the Merger Agreement, this letter agreement and the Expense Letter constitute the entire agreements among the parties pertaining to the subject matter hereof and supersede all prior agreements and understandings of the parties in connection therewith. This letter agreement is not intended to confer upon any person other than Buyer and the parties hereto any rights or remedies hereunder.

           12. Amendment; Waiver. This letter agreement may be amended only by agreement in writing of both parties. No waiver of any provision nor consent to any exception to the terms of this letter agreement shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

           Buyer is extremely interested in completing the transactions contemplated hereby and looks forward to working with PLX. Buyer is committed to work with PLX and its advisors in good faith to finalize the transaction on terms, which are mutually agreeable. Please call us with any questions with regard to this proposal.

           If the foregoing correctly sets forth our understanding and agreement with respect to the subject matter hereof, please so indicate by signing below where indicated and returning an executed copy of this letter agreement to Buyer no later than 6:00 pm New York time on Friday, February 13, 2004, at which time this proposal will expire.


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                           Very truly yours,

                           PERSHING SQUARE CAPITAL MANAGEMENT, LLC

                           By: /s/ William A. Ackman
                               -------------------------------------
                           Name: William A. Ackman
                           Title: President of managing Member



                           LEUCADIA NATIONAL CORPORATION

                           By: /s/ Joseph A. Orlando
                               -------------------------------------
                           Name: Joseph A. Orlando
                           Title: Vice President and Chief Financial Officer




Confirmed and agreed to this __th day of February 2004:

PLAINS RESOURCES INC.

BY: THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
    OF PLAINS RESOURCES INC.

By:
    --------------------------------------------
Name: William M. Hitchcock
Title: Director









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